FORM 6-K
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934
For February 2010
Commission File Number: 1-32575
Royal Dutch Shell plc
(Exact name of registrant as specified in its charter)
England and Wales
(Jurisdiction of incorporation or organization)
30, Carel van Bylandtlaan, 2596 HR The Hague
The Netherlands
Tel No: 011 31 70 377 9111
(Address of principal executive officers)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐      No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-

Royal Dutch Shell plc

4TH QUARTER AND FULL YEAR 2009 UNAUDITED RESULTS
•	Royal Dutch Shell’s fourth quarter 2009 earnings, on a current cost of supplies (CCS) basis, were $1.2 billion compared to $4.8 billion a year ago. Basic CCS earnings per share decreased by 76% versus the same quarter a year ago.

•	Fourth quarter 2009 CCS earnings, excluding identified items (see page 5), were $2.8 billion compared to $3.9 billion in the fourth quarter 2008.

•	Full year 2009 earnings, on a current cost of supplies (CCS) basis, were $9.8 billion compared to $31.4 billion a year ago. Basic CCS earnings per share decreased by 69% versus a year ago.

•	Cash flow from operating activities for the fourth quarter 2009 was $5.7 billion.

•	Net capital investment for the quarter was $7.2 billion. Total dividends paid to shareholders during the fourth quarter 2009 were $2.6 billion.

•	Gearing at the end of the fourth quarter 2009 was 15.5%.

•	A fourth quarter 2009 dividend has been announced of $0.42 per share, an increase of 5% over the US dollar dividend per share for the same period in 2008. The first quarter 2010 dividend is expected to be declared at $0.42 per share.

SUMMARY OF UNAUDITED RESULTS

Quarters				$ million	Full Year
Q4 2009	Q3 2009	Q4 2008%[1]			2009	2008	%
2,536	1,543	4,663		Upstream	8,354	26,506
(1,762)	1,292	561		Downstream	258	5,309
403	155	(439)		Corporate and Minority interest	1,192	(449)
1,177	2,990	4,785	-75	CCS earnings	9,804	31,366	-69
784	257	(7,595)		Estimated CCS adjustment for Downstream (see Note 2)	2,714	(5,089)
1,961	3,247	(2,810)	—	Income attributable to shareholders	12,518	26,277	-52

0.19	0.49	0.78	-76	Basic CCS earnings per share ($)	1.60	5.09	-69
0.13	0.04	(1.22)		Estimated CCS adjustment per share ($)	0.44	(0.82)
0.32	0.53	(0.44)	—	Basic earnings per share ($)	2.04	4.27	-52

5,660	7,350	10,287	-45	Cash flow from operating activities	21,488	43,918	-51

0.92	1.20	1.68	-45	Cash flow from operating activities per share ($)	3.51	7.13	-51

0.42	0.42	0.40	+5	Dividend per share ($)	1.68	1.60	+5

[1]	Q4 on Q4 change

The information in these quarterly and full year results reflects the consolidated financial position and results of Royal Dutch Shell plc (“Royal Dutch Shell”). All amounts shown throughout this report are unaudited. Company No. 4366849, Registered Office: Shell Centre, London, SE1 7NA, England, UK

Royal Dutch Shell plc 2
Royal Dutch Shell Chief Executive Officer Peter Voser commented:
“Our fourth quarter 2009 results were impacted by the weak global economy. Oil prices have increased compared to a year ago, but gas prices and refining margins have declined sharply, because of weaker demand and high industry inventory levels. We are not assuming that there will be a quick recovery, and the outlook for 2010 is uncertain.
Our strategy is on track, although the near-term industry outlook does remain challenging. We are taking steps to improve our performance, to bridge the company, and our shareholders, into a period of significant growth in the coming years.
We are making good progress on our plans to raise Shell’s competitive performance. The Transition 2009 programme, which was launched in mid-2009, is now completed. We have reduced complexity in the company, and our new organisation, announced in July 2009, is now fully up and running. Our Upstream organisation is simpler and our new Projects & Technology organisation makes for better technical integration on bigger projects and a sharper innovation focus along the value chain.
These changes, combined with our global Downstream organisation, and continued streamlining in the corporate functions, have created a powerful platform for future performance. We’re seeing a new way of working in Shell, with increased empowerment and accountability for our people.
As a result of our actions in 2009, some 5,000 employees will leave Shell, a reduction of 10% in the impacted areas. We have reduced underlying operating costs by some $1 billion in the fourth quarter 2009, and by over $2 billion in 2009 compared to 2008.
Downstream is facing some tough times. There is a significant overhang of industry refining capacity, exacerbated by the economic downturn. That’s why we have initiatives underway to refocus Shell’s Downstream footprint into fewer, more profitable markets with growth potential, through disposals and selective growth investment.
In 2009, Shell sold some $1.2 billion of non-core Downstream assets, bringing the five year total to $11 billion, and in early 2010 announced plans to close the 130 thousand barrels per day (b/d) Montreal East refinery in Canada. Asset sales will continue in 2010, with some 560 thousand b/d of refining capacity, 15% of Shell’s total, and selected marketing positions, under review.
Cost focus is now embedded in our day-to-day operations. For 2010, we are targeting a further underlying cost reduction of at least $1 billion, and a reduction of some 1,000 employees. Much of this will come from Downstream and ongoing cost initiatives in the corporate functions.
I am pleased with the portfolio progress in 2009. We had successful start-ups of Sakhalin II in Russia and BC-10 in Brazil, and these projects, plus Ormen Lange in Norway have completed their production ramp-ups. We have taken final investment decisions on two substantial new projects; Gorgon LNG in Australia, and Caesar/Tonga in the deep water Gulf of Mexico, and launched a front-end engineering and design study for floating LNG for the Prelude gas field in Australia. Exploration and appraisal performance in 2009 has been strong, with particularly good results in North America tight gas and Western Australia gas. I see exciting opportunities for the medium-term.”

Royal Dutch Shell plc 3
FOURTH QUARTER 2009 PORTFOLIO DEVELOPMENTS
In Australia, Shell confirmed that it has accepted Woodside Petroleum Ltd.’s entitlement offer of new shares at a total cost of $0.8 billion, maintaining its 34.27% share in the company.
In Iraq, Shell was awarded a contract as lead operator in developing the Majnoon field (Shell share 45%). Production is expected to reach 1.8 million barrels of oil equivalent per day (boe/d), up from a current level of approximately 45 thousand boe/d (100% basis). In addition, Shell was awarded a 15% share in a contract for the development of the West Qurna 1 field.
Shell has agreed an asset swap to acquire assets in Gabon and in the UK North Sea, in return for its interest in a pair of Norwegian offshore fields. This transaction, which is still subject to government approval and other requisite consents, is a strategic trade and no cash payment is involved.
In Egypt, Shell signed agreements to acquire a 40% holding and become the operator on the Alam El Shawish West Concession, where oil and gas discoveries have been confirmed.
In Bolivia and Brazil, Shell has sold its share in a gas pipeline and in a thermoelectric power plant and its related assets for a total of $100 million.
During 2009, Shell participated in 10 discoveries, in Australia, the US Gulf of Mexico, Malaysia and Norway. Shell is seeing particularly strong results from exploration and appraisal drilling in the North American Haynesville and Groundbirch tight gas areas, and offshore Western Australia. Shell also increased its overall acreage position, completing acquisitions of new exploration licences in Australia, Brazil, Canada, Guyana, Italy, Jordan, Norway and the USA and successfully bidding for new licences in Egypt, South Africa and French Guiana.
In Singapore, Shell announced the successful start-up of its new world-scale monoethylene glycol (MEG) unit at the Shell Eastern Petrochemicals Complex with a nameplate capacity of 750 thousand tonnes per annum.
Also in Singapore, Shell sold 49% of its share in two chemicals joint ventures (Petrochemical Corporation of Singapore and The Polyolefin Company).
In Australia and New Zealand, Shell announced the sale of its share in two bitumen joint ventures. The sale will be concluded in several phases and finalised by 2014.

Royal Dutch Shell plc 4
KEY FEATURES OF THE FOURTH QUARTER AND FULL YEAR 2009
•	Fourth quarter 2009 CCS earnings were $1,177 million, 75% lower than in the same quarter a year ago. Full year 2009 CCS earnings were $9,804 million, 69% lower than in 2008.
•	Fourth quarter 2009 CCS earnings, excluding identified items (see page 5), were $2,774 million compared to $3,888 million in the fourth quarter 2008.
•	Fourth quarter 2009 reported earnings were $1,961 million compared to a loss of $2,810 million in the same quarter a year ago. Full year 2009 reported earnings were $12,518 million compared to earnings of $26,277 million in 2008.
•	Basic CCS earnings per share decreased by 76% versus the same quarter a year ago. Full year 2009 basic CCS earnings per share decreased by 69% compared to 2008.
•	Cash flow from operating activities for the fourth quarter 2009 was $5.7 billion, compared to $10.3 billion in the same quarter last year. Excluding net working capital movements, cash flow from operating activities in the fourth quarter 2009 was $4.4 billion. Full year 2009 cash flow from operating activities was $21.5 billion compared to $43.9 billion in 2008.
•	Total dividends paid to shareholders during the fourth quarter 2009 were $2.6 billion, bringing the total for the full year 2009 to $10.5 billion.
•	Capital investment for the fourth quarter 2009 was $8.8 billion. Net capital investment (capital investment, less divestment proceeds) for the fourth quarter 2009 was $7.2 billion, bringing the total for the full year 2009 to some $29 billion.
•	Return on average capital employed (ROACE), on a reported income basis (see Note 3), was 8.0%.
•	Gearing was 15.5% at the end of the fourth quarter 2009 versus 5.9% at the end of the fourth quarter 2008.
Upstream
•	Oil and gas production for the fourth quarter 2009 was 3,331 thousand boe/d.

Full year 2009 oil and gas production was 3,152 thousand boe/d. Production for the fourth quarter and the full year 2009 excluding the impact of divestments, production sharing contracts (PSC) pricing effects and OPEC quota restrictions was 2% lower compared to the same periods last year.

Underlying production, in the fourth quarter and full year 2009, increased by some 200 thousand boe/d from new field start-ups and the continuing ramp-up of fields, more than offsetting the impact of field declines.
•	LNG sales volumes of 3.96 million tonnes in the fourth quarter 2009 were 18% higher than in the same quarter a year ago. Full year 2009 LNG sales volumes were 13.40 million tonnes compared to 13.05 million tonnes in 2008, an increase of 3%.
Downstream
•	Oil Products sales volumes were 2% lower than in the fourth quarter 2008. Chemical product sales volumes in the fourth quarter 2009 increased by 8% compared to the fourth quarter 2008.

The weak global economy impacted downstream sales volumes in 2009. Full year 2009 Oil Products sales volumes were 6% lower than in 2008. Full year 2009 Chemical product sales volumes decreased by 10% compared to 2008.

•	Oil Products refinery availability was 93% compared to 90% in the fourth quarter 2008 (93% for the full year 2009 versus 91% in 2008). Chemicals manufacturing plant availability was 95%, 2% higher than in the fourth quarter 2008 (92% for the full year 2009 versus 94% in 2008).

•	Supplementary financial and operational disclosure for the fourth quarter and full year 2009 is available at www.shell.com/investor.

Royal Dutch Shell plc 5
SUMMARY OF IDENTIFIED ITEMS
Earnings in the fourth quarter 2009 reflected the following items, which in aggregate amounted to a net charge of $1,597 million (compared to a net gain of $897 million in the fourth quarter 2008), as summarised in the table below:
•	Upstream earnings included a net charge of $226 million, reflecting redundancy provisions and a net charge related to changes in the mark-to-market valuation and accounting of certain gas contracts, which were partly offset by a net gain related to asset impairment reversals, divestment gains and tax credits. Earnings for the fourth quarter 2008 included a net gain of $1,398 million.
•	Downstream earnings included a net charge of $1,335 million, reflecting asset impairments, redundancy and restructuring provisions, a charge related to the estimated fair value accounting of commodity derivatives (see Note 7), tax charges and provisions, which were partly offset by divestment gains. Earnings for the fourth quarter 2008 included a net charge of $405 million.
•	Corporate earnings and Minority interest included a charge of $36 million, related to redundancy provisions. Earnings for the fourth quarter 2008 included a charge of $96 million.
Redundancy provisions related to the Transition 2009 programme impacted CCS earnings in the fourth quarter 2009 by some $0.9 billion.
SUMMARY OF IDENTIFIED ITEMS

Quarters			$ million	Full Year
Q4 2009	Q3 2009	Q4 2008		2009	2008
			Segment earnings impact of identified items:
(226)	(123)	1,398	Upstream	(134)	3,487
(1,335)	536	(405)	Downstream	(1,682)	(435)
(36)	(42)	(96)	Corporate and Minority interest	67	(96)
(1,597)	371	897	CCS earnings impact	(1,749)	2,956
These identified items generally relate to events with an impact of more than $50 million on Royal Dutch Shell’s earnings and are shown to provide additional insight into its segment earnings, CCS earnings and income attributable to shareholders. Further additional comments on the business segments are provided in the section ‘Earnings by Business Segment’ on page 6 and onwards.

Royal Dutch Shell plc 6
EARNINGS BY BUSINESS SEGMENT
UPSTREAM

Quarters				$ million	Full Year
Q4 2009	Q3 2009	Q4 2008%[1]			2009	2008	%
2,536	1,543	4,663	-46	Upstream earnings	8,354	26,506	-68

5,983	4,168	4,199	+42	Upstream cash flow from operations	19,935	38,681	-48

6,682	5,879	6,951	-4	Capital investment	23,951	32,166	-26

1,701	1,648	1,772	-4	Crude oil production (thousand b/d)[2]	1,678	1,771	-5
9,452	7,411	9,531	-1	Natural gas production available for sale (million scf/d)	8,553	8,569	—
3,331	2,926	3,415	-2	Barrels of oil equivalent (thousand boe/d)	3,152	3,248	-3

3.96	3.49	3.36	+18	LNG sales volumes (million tonnes)	13.40	13.05	+3

[1]	Q4 on Q4 change

[2]	Includes oil sands bitumen production
Fourth quarter Upstream earnings were $2,536 million compared to $4,663 million a year ago. Earnings included a net charge of $226 million related to identified items, compared to a net gain of $1,398 million in the fourth quarter 2008 (see page 5).
Upstream earnings compared to the fourth quarter 2008 reflected the impact of lower realised natural gas and LNG prices, lower oil production volumes and redundancy provisions. These impacts were partially offset by the effect of higher realised oil prices and increased LNG sales volumes compared to the fourth quarter 2008.
Fourth quarter 2009 oil prices increased compared to the fourth quarter 2008, while fourth quarter 2009 gas prices declined versus the fourth quarter 2008. The benefit from higher realised oil prices on fourth quarter 2009 earnings was more than offset by the combined effect of the reduction in worldwide natural gas prices and lower realised natural gas prices mainly due to time lag pricing effects in many of the natural gas and LNG sales contracts. A generally weak environment for natural gas marketing and trading activities also affected the fourth quarter 2009 earnings.
Global liquids realisations were 23% higher than in the fourth quarter 2008. Global gas realisations were 31% lower than in the same quarter a year ago. In the Americas, gas realisations decreased by 23% whereas outside the Americas, gas realisations decreased by 34%.
Fourth quarter 2009 production was 3,331 thousand boe/d compared to 3,415 thousand boe/d a year ago. Crude oil production was down 4% and natural gas production was broadly in line with the fourth quarter 2008.
Underlying production, compared to the fourth quarter 2008, increased by some 200 thousand boe/d from new field start-ups and the continuing ramp-up of fields over the last 12 months, more than offsetting field declines.
LNG sales volumes of 3.96 million tonnes were 18% higher than in the same quarter a year ago. Volumes reflected the continuous ramp-up in sales volumes from the Sakhalin II LNG project and Train 5 at the North West Shelf project and higher sales from Oman LNG, which were partly offset by lower volumes from Nigeria LNG.
Full year Upstream earnings were $8,354 million compared to $26,506 million in 2008. Earnings included a net charge of $134 million related to identified items, compared to a net gain of $3,487 million in the full year 2008 (see page 5).
Upstream earnings compared to the full year 2008 reflected the impact of significantly lower oil and gas prices and lower oil production volumes. These impacts were partially offset by increased LNG sales volumes, reflecting the continuous ramp-up in sales volumes from the Sakhalin II LNG project and

Royal Dutch Shell plc 7
Train 5 at the North West Shelf project, lower royalty and tax expenses and higher natural gas trading contributions compared to the full year 2008.
Global liquids realisations were 38% lower than in the full year 2008. Global gas realisations were 34% lower than a year ago. In the Americas, gas realisations decreased by 53% whereas outside the Americas, gas realisations decreased by 24%.
Full year 2009 production was 3,152 thousand boe/d compared to 3,248 thousand boe/d a year ago. Crude oil production was down 5% and natural gas production was in line with full year 2008 production.
Underlying production, compared to the full year 2008, increased by some 200 thousand boe/d from new field start-ups and the continuing ramp-up of fields in 2009, more than offsetting field declines.
LNG sales volumes of 13.40 million tonnes were 3% higher than in 2008. Volumes reflected the ramp-up in sales volumes from the Sakhalin II LNG project and Train 5 at the North West Shelf project, which was partly offset by lower volumes from Nigeria LNG and reduced LNG demand.

Royal Dutch Shell plc     8
DOWNSTREAM

Quarters				$ million	Full Year
Q4 2009	Q3 2009	Q4 2008%[1]			2009	2008	%
(1,762)	1,292	561	—	Downstream CCS earnings	258	5,309	-95
810	251	(7,810)		Estimated CCS adjustment (see Note 2)	2,796	(5,270)
(952)	1,543	(7,249)	+87	Downstream earnings	3,054	39	—

2,243	3,157	7,401	-70	Downstream cash flow from operations	4,056	8,607	-53

2,078	1,819	2,105	-1	Capital investment	7,510	6,036	+24

2,986	2,997	3,125	-4	Refinery plant intake (thousand boe/d)	3,067	3,388	-9

6,296	6,121	6,400	-2	Oil Products sales volumes (thousand b/d)	6,156	6,568	-6

4,835	4,723	4,483	+8	Chemicals sales volumes (thousand tonnes)	18,311	20,327	-10

[1]	Q4 on Q4 change
Fourth quarter Downstream CCS results were a loss of $1,762 million compared to earnings of $561 million in the fourth quarter 2008. Results included a net charge of $1,335 million related to identified items, compared to a net charge of $405 million in the fourth quarter 2008 (see page 5).
Downstream CCS results compared to the fourth quarter 2008 reflected substantially lower realised refining margins and lower refinery plant intake volumes, asset impairments, redundancy and restructuring provisions and non-cash pension charges, which were partly offset by lower operating costs and improved Chemicals earnings. In addition, adverse global downstream market conditions impacted the fourth quarter 2009 results through substantially lower marketing margins and reduced Oil Products sales volumes.
Oil Products marketing CCS earnings compared to the same period a year ago decreased due to lower retail and B2B earnings and reduced trading contributions, which were partly offset by improved lubricants contributions.
Oil Products sales volumes decreased by 2% compared to the same quarter last year, mainly because of lower B2B volumes, partly offset by increased retail sales volumes.
Industry refining margins declined significantly worldwide compared to the same period a year ago, impacting realised refining margins. The lower refinery plant intake volumes, which decreased by 4% compared to the same quarter last year, reflected the reduced demand for refined products coupled with new refining capacity brought on-stream.
Refinery availability was 93% compared to 90% in the fourth quarter 2008.
Chemicals CCS earnings compared to the fourth quarter 2008 reflected improved income from equity- accounted investments, higher sales volumes and lower operating costs, which were partly offset by lower realised chemicals margins.
Chemicals sales volumes increased by 8% compared to the same quarter last year. Chemicals manufacturing plant availability increased to 95%, some 2% higher than in the fourth quarter 2008.
Full year Downstream CCS earnings were $258 million compared to $5,309 million in the full year 2008. Earnings included a net charge of $1,682 million related to identified items, compared to a net charge of $435 million in the full year 2008 (see page 5).
Downstream CCS earnings compared to the full year 2008 were significantly impacted by the weak global economy, and reflected substantially reduced Oil Products refining and marketing earnings. In addition, earnings were impacted by asset impairments, redundancy and restructuring provisions and non-cash pension charges, which were partly offset by divestment gains and lower operating costs.

Royal Dutch Shell plc     9
Oil Products marketing CCS earnings compared to the full year 2008 decreased mainly due to lower retail and B2B earnings, which were partly offset by higher lubricants and trading contributions.
Oil Products sales volumes decreased by 6% compared to 2008, mainly because of lower B2B volumes, partly offset by increased retail sales volumes. During 2009 Oil Products sales volumes were impacted worldwide by lower demand as a consequence of the weak global economy.
Industry refining margins for the full year 2009, compared to 2008, declined significantly worldwide, impacting realised refining margins. Reduced global demand for refined products coupled with new refining capacity brought on-stream led to lower refinery plant intake volumes, which decreased by 9% compared to 2008.
Refinery availability was 93% compared to 91% in the full year 2008.
Chemicals CCS earnings compared to the full year 2008 reflected improved income from equity-accounted investments and lower operating costs, which were partly offset by lower realised chemicals margins and lower chemicals sales volumes.
Chemicals sales volumes decreased by 10% compared to the full year 2008. Chemicals manufacturing plant availability decreased to 92%, some 2% lower than in the full year 2008.
CORPORATE AND MINORITY INTEREST

Quarters			$ million	Full Year
Q4 2009	Q3 2009	Q4 2008		2009	2008
427	202	(373)	Corporate[1]	1,310	(69)
(24)	(47)	(66)	Minority interest	(118)	(380)
403	155	(439)	Corporate and Minority interest	1,192	(449)

[1]	See Note 4
Fourth quarter Corporate earnings and Minority interest were $403 million compared to a loss of $439 million for the same period last year. Earnings for the fourth quarter 2009 included a charge of $36 million related to an identified item compared to a charge of $96 million in the fourth quarter 2008 (see page 5).
Corporate earnings compared to the fourth quarter 2008 mainly reflected currency exchange gains and higher net interest income.
Full year Corporate earnings and Minority interest were $1,192 million compared to a loss of $449 million for the full year 2008. Earnings included net gains of $67 million related to identified items compared to a charge of $96 million in the full year 2008 (see page 5).
Corporate earnings compared to the full year 2008 mainly reflected currency exchange gains of $644 million compared to losses of $650 million in 2008.
FORTHCOMING EVENTS
First quarter 2010 results and first quarter 2010 dividend are scheduled to be announced on April 28, 2010. Second quarter 2010 results and second quarter 2010 dividend are scheduled to be announced on July 29, 2010. Third quarter 2010 results and third quarter 2010 dividend are scheduled to be announced on October 28, 2010. A Shell strategy update is planned on March 16, 2010.

Royal Dutch Shell plc     10
APPENDIX: ROYAL DUTCH SHELL FINANCIAL REPORT AND TABLES
STATEMENT OF INCOME3

Quarters				$ million	Full Year
Q4 2009	Q3 2009	Q4 2008%[1]			2009	2008	%
81,075	75,009	81,073		Revenue	278,188	458,361
1,767	746	350		Share of profit of equity-accounted investments	4,976	7,446
577	271	1,279		Interest and other income[5]	1,965	5,133
83,419	76,026	82,702		Total revenue and other income	285,129	470,940
60,879	55,781	66,943		Purchases[6]	203,075	359,587
7,382	5,885	6,746		Production and manufacturing expenses	25,301	25,565
5,532	4,306	4,435		Selling, distribution and administrative expenses	17,430	16,906
331	318	384		Research and development	1,125	1,230
669	637	635		Exploration	2,178	1,995
3,748	4,341	3,684		Depreciation, depletion and amortisation[4]	14,458	13,656
4	189	345		Interest expense	542	1,181
4,874	4,569	(470)	—	Income before taxation	21,020	50,820	-59
2,863	1,281	2,489		Taxation	8,302	24,344
2,011	3,288	(2,959)	—	Income for the period	12,718	26,476	-52
50	41	(149)		Income attributable to minority interest	200	199
1,961	3,247	(2,810)	—	Income attributable to Royal Dutch Shell plc shareholders	12,518	26,277	-52
(784)	(257)	7,595		Estimated CCS adjustment for Downstream	(2,714)	5,089
1,177	2,990	4,785	-75	CCS earnings	9,804	31,366	-69
BASIC EARNINGS PER SHARE3

Quarters				Full Year
Q4 2009	Q3 2009	Q4 2008		2009	2008
0.32	0.53	(0.44)	Earnings per share ($)	2.04	4.27
0.19	0.49	0.78	CCS earnings per share ($)	1.60	5.09
DILUTED EARNINGS PER SHARE3

Quarters				Full Year
Q4 2009	Q3 2009	Q4 2008		2009	2008
0.32	0.53	(0.44)	Earnings per share ($)	2.04	4.26
0.19	0.49	0.78	CCS earnings per share ($)	1.60	5.08
SHARES2, 3

Millions				Full Year
Q4 2009	Q3 2009	Q4 2008		2009	2008
			Weighted average number of shares as the basis for:
6,124.3	6,127.0	6,123.8	Basic earnings per share	6,124.9	6,159.1
6,132.0	6,131.0	6,127.5	Diluted earnings per share	6,128.9	6,171.5
6,122.3	6,125.2	6,121.7	Basic shares outstanding at the end of the period	6,122.3	6,121.7

[1]	Q4 on Q4 change.

[2]	Royal Dutch Shell plc ordinary shares of €0.07 each.

[3]	See Notes 1, 2 and 6, where applicable.

[4]	Includes net impairment charges of $1.8 billion for the full year 2009 and $0.9 billion for the full year 2008.

[5]	Includes gains/(losses) on sale of assets.

[6]	Includes inventory movements.

Royal Dutch Shell plc     11
SUMMARISED BALANCE SHEET (SEE NOTES 1 AND 5)

	$ million
	Dec 31, 2009	Sept 30, 2009	Dec 31, 2008
Assets
Non-current assets:
Intangible assets	5,356	5,288	5,021
Property, plant and equipment	131,619	127,207	112,038
Investments:
- equity-accounted investments	31,175	30,265	28,327
- financial assets	3,874	4,187	4,065
Deferred tax	4,533	4,309	3,418
Pre-paid pension costs	10,009	9,691	6,198
Other	9,158	9,646	6,764
	195,724	190,593	165,831

Current assets:
Inventories	27,410	25,420	19,342
Accounts receivable	59,328	66,966	82,040
Cash and cash equivalents	9,719	14,275	15,188
	96,457	106,661	116,570

Total assets	292,181	297,254	282,401

Liabilities
Non-current liabilities:
Debt	30,862	31,522	13,772
Deferred tax	13,838	13,917	12,518
Retirement benefit obligations	5,923	5,918	5,469
Other provisions	14,048	13,523	12,570
Other	4,586	4,719	3,677
	69,257	69,599	48,006

Current liabilities:
Debt	4,171	4,774	9,497
Accounts payable and accrued liabilities	67,161	69,489	85,091
Taxes payable	9,189	11,879	8,107
Retirement benefit obligations	461	435	383
Other provisions	3,807	2,566	2,451
	84,789	89,143	105,529

Total liabilities	154,046	158,742	153,535

Equity attributable to Royal Dutch Shell plc shareholders	136,431	136,863	127,285

Minority interest	1,704	1,649	1,581
Total equity	138,135	138,512	128,866

Total liabilities and equity	292,181	297,254	282,401

Royal Dutch Shell plc   12
SUMMARISED STATEMENT OF CASH FLOWS (SEE NOTE 1)

Quarters			$ million	Full Year
Q4 2009	Q3 2009	Q4 2008		2009	2008
			Cash flow from operating activities:
2,011	3,288	(2,959)	Income for the period	12,718	26,476
			Adjustment for:
3,409	1,677	2,411	- Current taxation	9,297	24,452
390	157	414	- Interest (income) / expense	1,247	1,039
3,748	4,341	3,684	- Depreciation, depletion and amortisation[1]	14,458	13,656
(415)	(81)	(1,234)	- (Gains) / losses on sale of assets	(781)	(4,071)
1,253	(384)	14,687	- Decrease / (increase) in net working capital	(2,331)	7,935
(1,767)	(746)	(350)	- Share of profit of equity-accounted investments	(4,976)	(7,446)
1,691	993	2,522	- Dividends received from equity-accounted investments	4,903	9,325
(938)	(401)	(1,105)	- Deferred taxation and other provisions	(1,925)	(1,030)
(421)	332	(35)	- Other	(1,879)	(549)
8,961	9,176	18,035	Cash flow from operating activities (pre-tax)	30,731	69,787

(3,301)	(1,826)	(7,748)	Taxation paid	(9,243)	(25,869)

5,660	7,350	10,287	Cash flow from operating activities	21,488	43,918

			Cash flow from investing activities:
(7,506)	(6,219)	(7,892)	Capital expenditure	(26,516)	(35,065)
(653)	(448)	(193)	Investments in equity-accounted investments	(2,955)	(1,885)
520	327	1,179	Proceeds from sale of assets	1,325	4,737
1,146	267	569	Proceeds from sale of equity-accounted investments	1,633	2,062
(37)	(16)	(36)	Proceeds from sale of / (additions to) financial assets	(105)	224
96	118	191	Interest received	384	1,012
(6,434)	(5,971)	(6,182)	Cash flow from investing activities	(26,234)	(28,915)

			Cash flow from financing activities:
(816)	(57)	3,970	Net increase / (decrease) in debt with maturity period within three months	(6,507)	4,161
461	5,353	3,001	Other debt: New borrowings	19,742	3,555
(477)	(241)	(581)	Repayments	(2,534)	(2,890)
(292)	(86)	(409)	Interest paid	(902)	(1,371)
20	23	31	Change in minority interest	62	40
—	—	(302)	Repurchase of shares	—	(3,573)
			Dividends paid to:
(2,613)	(2,656)	(2,408)	- Royal Dutch Shell plc shareholders	(10,526)	(9,516)
(27)	(65)	(54)	- Minority interest	(191)	(325)
			Treasury shares:
(43)	(17)	47	- Net sales / (purchases) and dividends received	27	525
(3,787)	2,254	3,295	Cash flow from financing activities	(829)	(9,394)

5	46	(33)	Currency translation differences relating to cash and cash equivalents	106	(77)
(4,556)	3,679	7,367	Increase / (decrease) in cash and cash equivalents	(5,469)	5,532

14,275	10,596	7,821	Cash and cash equivalents at beginning of period	15,188	9,656

9,719	14,275	15,188	Cash and cash equivalents at end of period	9,719	15,188

[1]	Includes net impairment charges of $1.8 billion for the full year 2009 and $0.9 billion for the full year 2008.

Royal Dutch Shell plc     13
EQUITY (SEE NOTE 5)

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2008	527	(1,867)	3,178	125,447	127,285	1,581	128,866
Income for the period	—	—	—	12,518	12,518	200	12,718
Other comprehensive income	—	—	6,623	—	6,623	52	6,675
Capital contributions/ (repayments) from/to minority shareholders and other changes in minority interest	—	—	—	3	3	62	65
Dividends paid	—	—	—	(10,526)	(10,526)	(191)	(10,717)
Treasury shares: net sales/(purchases) and dividends received	—	156	—	—	156	—	156
Repurchases of shares	—	—	—	—	—	—	—
Share-based compensation	—	—	181	191	372	—	372
At December 31, 2009	527	(1,711)	9,982	127,633	136,431	1,704	138,135

	Ordinary
	share	Treasury	Other	Retained		Minority	Total
$ million	capital	shares	reserves	earnings	Total	interest	equity
At December 31, 2007	536	(2,392)	14,148	111,668	123,960	2,008	125,968
Income for the period	—	—	—	26,277	26,277	199	26,476
Other comprehensive income	—	—	(11,049)	—	(11,049)	(341)	(11,390)
Capital contributions/ (repayments) from/to minority shareholders and other changes in minority interest	—	—	—	58	58	40	98
Dividends paid	—	—	—	(9,516)	(9,516)	(325)	(9,841)
Treasury shares: net sales/(purchases) and dividends received	—	525	—	—	525	—	525
Repurchases of shares	(9)	—	9	(3,082)	(3,082)	—	(3,082)
Share-based compensation	—	—	70	42	112	—	112
At December 31, 2008	527	(1,867)	3,178	125,447	127,285	1,581	128,866

Royal Dutch Shell plc     14
EXPLANATORY NOTES
1. Accounting policies and basis of presentation
The quarterly financial report and tables are prepared in accordance with the accounting policies set out in Note 2 to the Consolidated Financial Statements of Royal Dutch Shell plc in the Annual Report and Form 20-F for the year ended December 31, 2008 on pages 118 to 122. The accounting policies are in accordance with IFRS as adopted by the European Union.
This publication is unaudited and does not comprise statutory financial statements. Statutory financial statements for the year ended December 31, 2008 were approved by the Board of Directors on March 11, 2009 and delivered to the Registrar of Companies. The report of the auditors on those accounts was unqualified, did not include a reference to any matters to which the auditors drew attention by way of emphasis without qualifying the report, and did not contain any statement under sections 237(2) or (3) of the Companies Act 1985.
The presentation of the Statement of Income has been changed to provide additional information for the evaluation of Shell’s performance. This change provides additional information in relation to our costs and more alignment with industry practice. The main changes are the disclosure of purchases, production and manufacturing expenses and research and development separately (previously disclosed within cost of sales). Depreciation, depletion and amortisation charges previously included in cost of sales, selling, distribution and administrative expenses and exploration are now disclosed separately. Gains and losses on sale of assets are now included in interest and other income.
Purchases are all costs related to the acquisition of supplies, including those used for conversion into finished or intermediary products. Production and manufacturing expenses are the costs of operating, maintaining and managing production and manufacturing assets. Selling, distribution and administrative expenses include direct and indirect costs of marketing and selling products.
2. Earnings on an estimated current cost of supplies (CCS) basis
To facilitate a better understanding of underlying business performance, the financial results are also analysed on an estimated current cost of supplies (CCS) basis as applied for the Downstream segment earnings. Earnings on an estimated current cost of supplies basis provides useful information concerning the effect of changes in the cost of supplies on Shell’s results of operations and is a measure to manage the performance of the Downstream segment but is not a measure of financial performance under IFRS.
On this basis, the purchase price of the volumes sold during the period is based on the cost of supplies during the same period after making allowance for the estimated tax effect, instead of the first-in, first-out (FIFO) method of inventory accounting. Earnings calculated on this basis do not represent an application of the last-in, first-out (LIFO) inventory basis and do not reflect any inventory drawdown effects.
3. Return on average capital employed (ROACE)
ROACE is defined as the sum of the current and previous three quarters’ income adjusted for interest expense, after tax, divided by the average capital employed for the period.
4. Segmental reporting
Segmental reporting has been changed with effect from the third quarter 2009, in line with the change in the way Shell’s businesses are managed. Shell now reports its business through three (previously six) reporting segments, Upstream (previously Exploration & Production, Gas & Power and Oil Sands), Downstream (previously Oil Products and Chemicals) and Corporate. Upstream is the aggregation of two operating segments, Upstream International and Upstream Americas, which have similar economic characteristics. Corporate represents the key support functions, comprising holdings and treasury, headquarters, central functions and Shell insurance companies. Prior period financial information has been reclassified accordingly.
Upstream and Downstream results are presented before deduction of minority interest and also exclude interest and other income of a non-operational nature, interest expense, non-trading currency exchange effects and tax on these items, which are included in the Corporate results. With effect from the third quarter 2009, insurance premium costs (excluding external insurance) and self-insured claims are reported within the Corporate segment; previously they were reported within the relevant business segments. The impact of this change in allocation is a reduction of $255 million (pre-tax) of the Corporate earnings in the fourth quarter 2009 ($422 million for the third and fourth quarter 2009), with no effect on Shell’s income for the period. Prior period segment earnings are not reclassified (the insurance costs were $22 million (pre-tax) in the fourth quarter 2008 and $172 million (pre-tax) in the full year 2008). Segment results include equity-accounted investments and are after tax.
5. Equity
Total equity comprises equity attributable to Royal Dutch Shell plc shareholders and to minority interest. Other reserves comprise the capital redemption reserve, share premium reserve, merger reserve, share plan reserve and other accumulated comprehensive income (currency translation differences, unrealised gains/(losses) on securities and unrealised gains/(losses) on cash flow hedges).
6. Earnings per share
Basic earnings per share is calculated by dividing the income attributable to Royal Dutch Shell plc shareholders for the period by the weighted average number of Class A and B ordinary shares outstanding during the period. To calculate the diluted earnings per share the weighted average number of shares outstanding is adjusted for the number of shares related to share option schemes.

Royal Dutch Shell plc     15
7. Impacts of Accounting for Derivatives
IFRS requires derivative instruments to be recognised in the financial statements at fair value. Any change in the current period between the period-end market price and the contract settlement price is recognised in income where hedge accounting is either not permitted or not applied to these contracts.
The physical crude oil and related products held by the Downstream business as inventory are recorded at historical cost or net realisable value, whichever is lower, as required under IFRS. Consequently, any increase in value of the inventory over cost is not recognised in income until the sale of the commodity occurs in subsequent periods.
In the Downstream business, the buying and selling of commodities includes transactions conducted through the forward markets using commodity derivatives to reduce economic exposure. Some derivatives are associated with a future physical delivery of the commodities.
Differences in the accounting treatment for physical inventory (at cost or net realisable value, whichever is lower) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between reporting periods.
Similarly, earnings from long-term contracts held in the Upstream business are recognised in income upon realisation. Associated commodity derivatives are recognised at fair value as of the end of each quarter.
These differences in accounting treatment for long-term contracts (on accrual basis) and derivative instruments (at fair value) have resulted in timing differences in the recognition of gains or losses between the reporting periods.
The aforementioned timing differences for Downstream and Upstream are reported as identified items in the quarterly results and are estimates derived from the overall portfolio of derivatives.
Certain UK gas contracts held by Upstream contain embedded derivatives or written options, for which IFRS requires recognition at fair value, even though they are entered into for operational purposes. The impact of the mark-to-market calculation is also reported as an identified item in the quarterly results.
Contacts:
- Investor Relations: Europe: + 31 (0)70 377 4540; USA: +1 713 241 1042
- Media: Europe: + 31 (0)70 377 3600

Royal Dutch Shell plc     16
CAUTIONARY STATEMENT
All amounts shown throughout this Report are unaudited.
First quarter 2010 results and first quarter 2010 dividend are scheduled to be announced on April 28, 2010. Second quarter 2010 results and second quarter 2010 dividend, are scheduled to be announced on July 29, 2010. Third quarter 2010 results and third quarter 2010 dividend, are scheduled to be announced on October 28, 2010. A Shell strategy update is planned on March 16, 2010.
The companies in which Royal Dutch Shell plc directly and indirectly owns investments are separate entities. In this document “Shell”, “Shell group” and “Royal Dutch Shell” are sometimes used for convenience where references are made to Royal Dutch Shell plc and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies. ‘‘Subsidiaries’’, “Shell subsidiaries” and “Shell companies” as used in this document refer to companies in which Royal Dutch Shell either directly or indirectly has control, by having either a majority of the voting rights or the right to exercise a controlling influence. The companies in which Shell has significant influence but not control are referred to as “associated companies” or “associates” and companies in which Shell has joint control are referred to as “jointly controlled entities”. In this document, associates and jointly controlled entities are also referred to as “equity-accounted investments”. The term “Shell interest” is used for convenience to indicate the direct and/or indirect (for example, through our 34% shareholding in Woodside Petroleum Ltd.) ownership interest held by Shell in a venture, partnership or company, after exclusion of all third-party interest.
This document contains forward-looking statements concerning the financial condition, results of operations and businesses of Royal Dutch Shell. All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. Forward-looking statements are statements of future expectations that are based on management’s current expectations and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those expressed or implied in these statements. Forward-looking statements include, among other things, statements concerning the potential exposure of Royal Dutch Shell to market risks and statements expressing management’s expectations, beliefs, estimates, forecasts, projections and assumptions. These forward-looking statements are identified by their use of terms and phrases such as ‘‘anticipate’’, ‘‘believe’’, ‘‘could’’, ‘‘estimate’’, ‘‘expect’’, ‘‘intend’’, ‘‘may’’, ‘‘plan’’, ‘‘objectives’’, ‘‘outlook’’, ‘‘probably’’, ‘‘project’’, ‘‘will’’, ‘‘seek’’, ‘‘target’’, ‘‘risks’’, ‘‘goals’’, ‘‘should’’, “scheduled” and similar terms and phrases. There are a number of factors that could affect the future operations of Royal Dutch Shell and could cause those results to differ materially from those expressed in the forward-looking statements included in this document, including (without limitation): (a) price fluctuations in crude oil and natural gas; (b) changes in demand for the Group’s products; (c) currency fluctuations; (d) drilling and production results; (e) reserve estimates; (f) loss of market share and industry competition; (g) environmental and physical risks; (h) risks associated with the identification of suitable potential acquisition properties and targets, and successful negotiation and completion of such transactions; (i) the risk of doing business in developing countries and countries subject to international sanctions; (j) legislative, fiscal and regulatory developments including potential litigation and regulatory effects arising from recategorisation of reserves; (k) economic and financial market conditions in various countries and regions; (l) political risks, including the risks of expropriation and renegotiation of the terms of contracts with governmental entities, delays or advancements in the approval of projects and delays in the reimbursement for shared costs; and (m) changes in trading conditions. All forward-looking statements contained in this document are expressly qualified in their entirety by the cautionary statements contained or referred to in this section. Readers should not place undue reliance on forward-looking statements. Additional factors that may affect future results are contained in Royal Dutch Shell’s Annual Report and Form 20-F for the year ended December 31, 2008 (available at www.shell.com/investor and www.sec.gov). These factors also should be considered by the reader. Each forward-looking statement speaks only as of the date of this document, February 4, 2010. Neither Royal Dutch Shell nor any of its subsidiaries undertake any obligation to publicly update or revise any forward-looking statement as a result of new information, future events or other information. In light of these risks, results could differ materially from those stated, implied or inferred from the forward-looking statements contained in this document.
The United States Securities and Exchange Commission (SEC) permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this document that SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No 1-32575, available on the SEC website www.sec.gov. You can also obtain these forms from the SEC by calling 1-800-SEC-0330.
February 4, 2010

Royal Dutch Shell plc
FOURTH QUARTER 2009 — Key Financial Data in dollars, euros and pounds sterling
Royal Dutch Shell plc publishes its financial statements in US dollars. Given below are some of the key items for the quarter translated into euros and pounds sterling.

$ million				euro million			£ million
2009	2008	%		2009	2008	%	2009	2008	%
			Revenue
81,075	81,073	0	FOURTH QUARTER	54,831	61,615	-11	49,610	51,635	-4
278,188	458,361		TWELVE MONTHS	200,017	313,336		178,319	249,898

			Income attributable to shareholders
1,961	(2,810)	—	FOURTH QUARTER	1,326	(2,136)	—	1,200	(1,790)	—
12,518	26,277		TWELVE MONTHS	9,000	17,963		8,024	14,326

			CCS Earnings
1,177	4,785	-75	FOURTH QUARTER	796	3,637	-78	720	3,048	-76
9,804	31,366		TWELVE MONTHS	7,049	21,442		6,284	17,101

			Total Equity
138,135	128,866	+7	FOURTH QUARTER	95,852	91,456	+5	85,575	89,149	-4

			Capital Investment
8,847	9,154	-3	FOURTH QUARTER	5,983	6,957	-14	5,413	5,830	-7
31,735	38,444		TWELVE MONTHS	22,817	26,280		20,342	20,960
Income attributable to Shareholders

		Q4	Q3	Q4
Per Ordinary Share		2009	2009	2008
ROYAL DUTCH SHELL PLC	$	0.32	0.53	(0.44)
euro		0.22	0.37	(0.35)
pence		19.60	32.32	(29.23)

Notes:

1.	The exchange rates used in the quarterly translation are the average rates, except in the case of total equity where the end rate is used:

	euro/$		£/$
	2009	2008	2009	2008
FOURTH QUARTER average rate	0.6763	0.7600	0.6119	0.6369
TWELVE MONTHS average rate	0.7190	0.6836	0.6410	0.5452
FOURTH QUARTER end rate	0.6939	0.7097	0.6195	0.6918

2.	CCS earnings is earnings on an estimated current cost of supplies basis.

3.	Capital investment is capital expenditure, exploration expenses excluding the cost of carrying and retaining unproven properties and the costs of unsuccessful exploratory drilling, new investments in equity accounted investments and certain other investments.

4.	Earnings per share calculations are explained in the notes to the Quarterly Results Announcement.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
Royal Dutch Shell plc
(Registrant)

By:	Michiel Brandjes /s/
	Name:	Michiel Brandjes
	Title:	Company Secretary

Date: February 4, 2010